Exhibit 99.3

                           SUNWESTERN INVESTMENT GROUP
                         THREE FOREST PLAZA - SUITE 935
                                12221 MERIT DRIVE
                               DALLAS, TEXAS 75251
                                 (972) 239-6850
                               FAX (972) 701-0024




January 11, 2001


Board of Directors
MAII Holdings
C/O Rick Dahlson
Jackson Walker
901 Main Street, Suite 6000
Dallas, TX  75202


Dear Sirs,


On behalf of Sunwestern Investment Fund III and Sunwestern Cayman 1988, Ltd., I formally request that MAII Holdings distribute at a minimum $2.00 per share to all shareholders of common stock. Sunwestern invested in a medical services company that ceased to exist as an operating entity on December 31, 2000. We believe that a return of at least this amount is in the best interest of all shareholders.

Sincerely,




Patrick A. Rivelli
General Partner